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                               AMENDMENT NO. 1 TO
                                  MODACAD, INC.
                             1995 STOCK OPTION PLAN


ModaCAD, Inc.'s 1995 Plan shall be amended as follows:

The text of Section 2(i), "Disinterested Person," of the ModaCAD, Inc. 1995 Stock Option Plan (the "Plan") shall be deleted. The current sub-section (j) (entitled "Employee") shall be designated subsection (i); the current sub-section (k) (entitled "Exchange Act") shall be designated (j); and the current sub-section (l) (entitled "Incentive Stock Option") shall be designated
(k).

A new sub-section shall be inserted as sub-section (m) to read in its entirety as follows:

     "Non-Employee Director" shall have that meaning, and shall be interpreted in a manner consistent with, the meaning of such term under Rule 16b-3 promulgated by the Securities and Exchange Commission under the Exchange Act, as amended from time to time. "Director" shall mean a duly elected and qualified member of the Board.

The second paragraph of Section 4(a) of the Plan is hereby amended to read in its entirety as follows:

     The Board may at any time appoint a Committee consisting of not less than two persons to administer the Plan on behalf of the Board, subject to such terms and conditions as the Board may prescribe. Members of the Committee shall serve for such period of time as the Board may determine. From time to time the Board may increase the size of the Committee and appoint additional members thereto, remove members (with or without cause) and appoint new members in substitution therefor, fill vacancies however caused, or remove all members of the Committee and thereafter directly administer the Plan. In the event the Company has a class of equity securities registered under Section 12 of the Exchange Act and unless the Board determines otherwise, from the effective date of such registration until six months after the termination of such registration, all grants of Options to persons subject to the provisions of Section 16(b) of the Exchange Act shall be made by the Board or in accordance with the recommendations of a Committee of two or more persons having full authority to act in the matter and all of whom are Non-Employee Directors.


Dated:   November 26, 1996